[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

April 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: iShares, Inc.

(Securities Act File No. 33-97598;

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 32

Ladies and Gentlemen:

On behalf of the iShares, Inc. (the “Company”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940 (the “1940 Act”), Post-Effective Amendment No. 32 (the “Amendment”) to the Company’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485 under the 1933 Act and for the sole purpose of adding five (5) new funds to the Company: iShares MSCI BRIC Index Fund; iShares MSCI Chile Index Fund; iShares MSCI Israel Index Fund; iShares MSCI Thailand Index Fund; and iShares MSCI Turkey Index Fund (each a “Fund,” and collectively, the “Funds”) in one prospectus and statement of additional information (“SAI”).

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Strategies

The iShares MSCI BRIC Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI BRIC Index. The Index is a market capitalization weighted index that is designed to measure the performance of equities in Brazil, Russia, India, and China (“BRIC”).

The iShares MSCI Chile Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Chile Index. The Index is a market capitalization weighted index that is designed to measure the performance of companies in Chile.

The iShares MSCI Israel Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Israel Capped Index. The Index is a market capitalization weighted index that is designed to measure the performance of companies in Israel.

The iShares MSCI Thailand Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Thailand Index. The Index is a market capitalization weighted index that is designed to measure the performance of companies in Thailand.

The iShares MSCI Turkey Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Turkey Index. The Index is a market capitalization weighted index that is designed to measure the performance of companies in Turkey.

(2) Material Changes from Recent Filings

Each Fund’s description of its investment strategy (i.e., each Fund tracks a specific benchmark) and risk factors.

(3) Problem Areas Warranting Special Attention None.

(4) Portions of Prior Filings Similar to, or Precedent For, the Current Filing

Each Fund’s descriptions of its shares, investment manager and other attributes under the headings “Management - Portfolio Managers”, “Shareholder Information - Book Entry,” “Determination of Net Asset Value,” “Creation and Redemptions,” “Householding,” and “Distribution” included in the Prospectus and under the headings of “Proxy Voting Policy,” “Portfolio Holdings Information,”, “Additional Information Concerning the Company,” “Continuous Offering,” “Code of Ethics” and “Distributor” included in the Statement of Additional Information are substantially similar to the corresponding descriptions contained in the Prospectus and Statement of Additional Information of iShares MSCI Series, included in the Post-Effective Amendment No. 31 filed pursuant to Rule 485(b) on behalf of iShares, Inc., which was filed on December 26, 2006.

*    *    *    *    *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984)

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin